CHINA RENAISSANCE SECURITIES (US) INC.
(A Wholly Owned Subsidiary of
CHINA RENAISSANCE HOLDINGS LIMITED)
(S.E.C. File No. 8-69197)

Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm

December 31, 2025

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69197

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: China Renaissance Securities (US) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

295 Madison Avenue, 18th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Hong	212-554-2958	JonathanHong@chinarenaissance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Floor	New York	NY	10018-3496
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Hong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of China Renaissance Securities (US) Inc. _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CHINA RENAISSANCE SECURITIES (US) INC.

(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Index

December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Those Charged with Governance of
China Renaissance Securities (US) Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of China Renaissance Securities (US) Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
March 30, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CHINA RENAISSANCE SECURITIES (US) INC.

(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)

Statement of Financial Condition

December 31, 2025

ASSETS

Cash	$	416,789
Money market fund		943,834
Receivable from clearing broker		502,284
Income taxes receivable		2,589
Accounts receivable		1,000
Fixed assets, net		36,149
Right of use asset		46,673
Security deposit		46,870
Other assets		35,036
Total assets	$	2,031,224

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	11,702
Accrued expenses and other liabilities		174,537
Payable to Parent		724,447
Payable to affiliate		351,055
Lease liability		47,436
Total liabilities		1,309,177

Stockholder's equity

Common stock, $1.00 par value; 5,000,000 shares authorized, 1,000,000 issued and outstanding		1,000,000
Paid-in capital		26,500,000
Accumulated deficit		(26,777,953)
Total stockholder's equity		722,047
Total liabilities and stockholder's equity	$	2,031,224

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization

China Renaissance Securities (US) Inc. (the "Company") was formed as a corporation in the State of New York on August 23, 2012 as a wholly owned subsidiary of China Renaissance Holdings Limited (the "Parent"). Effective July 24, 2013, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

Business Description

The Company was formed to provide third-party research to institutional customers in the U.S. on companies based in China and Hong Kong. In addition, the Company acts as an introducing broker via a fully disclosed clearing agreement with Goldman Sachs & Co. LLC ("GSCO") to provide execution, clearing and settlement services to its customers; acts as an underwriter or selling group participant for dual United States and China equity offerings; and acts as a private placement agent. The Company does not solicit investments or handle customer funds and/or securities.

Liquidity

The Company has incurred recurring losses from operations, expects to do so in the future and has relied upon capital contributions from the Parent to fund operating activities. The Company's ability to continue as a going concern is dependent upon the continued financial support from the Parent. The Parent has indicated that it will provide additional capital as needed to sustain the Company for at least one year from the date this financial statement was issued.

2. ACCOUNTING POLICIES

Basis of Presentation

The financial statement was prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates in the Preparation of Financial Statement

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, and the disclosure of contingencies at the date of the financial statement. Actual results could differ materially from the estimates included in the financial statement.

Income Taxes

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statement or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Net deferred tax assets are recognized to the extent the

Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. The Company's policy is to record interest and penalties associated with uncertain tax positions as a component of general and administrative expenses. As of December 31, 2025, the Company has not recorded any uncertain tax positions.

Cash and Restricted Cash

The Company's cash is on deposit with major financial institutions. The amount on deposit at these institutions at times exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. Any loss incurred or a lack of access to such funds could have an adverse impact on the Company's financial condition.

Restricted cash of $46,870 noted as security deposit on the Statement of Financial Condition as of December 31, 2025, represents cash deposited by the Company with the landlord in accordance with a contractual agreement.

Receivable from Clearing Broker

The Company clears customer transactions through the Company's fully disclosed clearing agent. Amounts receivable from the clearing broker are net amounts due from the clearing broker for fees and commissions. The Company's balances at the clearing broker shall at times contain cash, securities or a combination of both. The Company maintains a $500,000 deposit with the clearing broker. Excess cash with the clearing broker is swept to a money market fund that invests in U.S. treasuries on the Statement of Financial Condition.

Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The recovery periods for furniture and equipment are five years and three years, respectively. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets consisted of the following at December 31, 2025:

Furniture & Fixtures	$	252,429
Electronic Equipment		191,240
Less: accumulated depreciation		(407,520)
	$	36,149

Fair Value of Financial Assets and Liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, deposits with clearing organizations, accounts receivable, receivable from affiliate, other assets, accounts payable, payable to Parent, other assets, and accrued expenses and other liabilities.

In determining fair value, the Company considers a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices in active markets, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active, and inputs that are derived principally from observable market data, either directly or indirectly.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Accrued Expenses and Other Liabilities

The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

Leases

The Company recognizes and measures its lease in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right-of-use asset ("ROU") is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the

remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Credit Losses

The Company accounts for credit losses in accordance with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"), which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker

The Company's receivable from clearing broker includes amounts receivable from unsettled trades and a $500,000 cash deposit. The Company's trades and contracts are cleared through a clearing broker and settled monthly between the clearing broker and the Company. Because of this monthly settlement, the amount of unsettled credit exposures is limited to the amount owed to/from the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

The Company did not record an allowance for credit losses at December 31, 2025.

Segment Reporting

The Company follows ASC 280, *Segment Reporting* (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including riskless principal transactions, and investment banking. The Company has identified its Chief

CHINA RENAISSANCE SECURITIES (US) INC.

(A Wholly Owned Subsidiary of China Renaissance Holdings Limited)
Notes to the Financial Statement
December 31, 2025

Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The total assets used by the CODM are presented to the CODM in the same manner in which they are presented in the accompanying Statement of Financial Condition. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial assets measured at fair value on a recurring basis consist of a money market fund maintained with the clearing broker. The Company values these instruments based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. The Company's investment in a money market fund is considered a Level 1 in the fair value hierarchy.

4. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities.

The Company is subject to taxation in the United States and various state and local jurisdictions. The Company adopted ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures* ("ASU 2023-09"), on January 1, 2025, prospectively. As of December 31, 2025, the Company is subject to examination by the tax authorities for tax years 2022 and later.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was signed into law. The CARES Act includes modifications to the Internal Revenue Code ("IRC") intended to provide economic relief and other benefits to those impacted by the COVID-19 pandemic. It also provides for loans to businesses and individuals along with other priorities. On July 4, 2025, the One Big Beautiful Bill ("OBBB") Act was signed into law. The OBBBA aims to solidify some of the tax cuts from the 2017 Tax Cuts and Jobs Act ("TCJA"). The Company is continuing to review the potential impact of the CARES and OBBB Acts, however at this point in time, neither Act is expected to have a material impact on the Company's financial statement.

The principal components of the Company's deferred income tax asset at December 31, 2025, consist of the following:

Deferred tax assets		
Right of use lease liability	$	13,131
Fixed assets		457
Non-qualified stock compensation		231,666
Charitable contributions		302
Net operating losses		7,383,070
Total deferred tax assets		7,628,626
Valuation allowance		(7,610,679)
Total net deferred tax assets		17,947
Deferred tax liabilities		
Right of use asset		(12,920)
Fixed assets		(5,027)
Total deferred tax liabilities		(17,947)
Total net deferred assets/(liabilities)	$	-

At December 31, 2025, the Company has various carryforwards including a NOL carryforward of approximately $24,616,000 for U.S. federal income tax purposes, of which 2018 through 2024 NOLs of $15,788,000 are carried forward indefinitely while the balance of NOL are carried forward for 20 years and will begin to expire in 2036. The Company also has state and local NOL that carry forward for 20 years of approximately $36,930,000, some of which begin to expire in 2034.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred over the past few years. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. On the basis of the evaluation as of December 31, 2025, a 100% valuation allowance has been recorded. A valuation allowance of approximately $7,126,000 and $7,611,000 was recorded against the Company's gross deferred tax asset balance as of December 31, 2024, and December 31, 2025, respectively. The increase in the valuation allowance during the current period was approximately $485,000. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

5. LEASES

The Company has obligations as a lessee for office space, with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the Statement of Financial Condition as of December 31, 2025 were as follows:

Operating lease ROU asset	$	46,673
Operating lease liability	$	47,436

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

There are 4 months remaining on the lease and the discount rate used on the lease was 8.5%. Maturities of lease liabilities under noncancelable operating leases as of December 31, 2025 are as follows:

2026	$	48,279
Total undiscounted lease payments		48,279
Less imputed interest		(843)
Total lease liability	$	47,436

6. REGULATORY REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company has elected, and was approved by FINRA, to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintains minimum net capital of the greater of $250,000 or 2% of customer debits. At December 31, 2025, the Company had net capital of $532,772 that was $282,772 in excess of its minimum requirement of $250,000.

7. RELATED-PARTY TRANSACTIONS

Share Options
Employees of the Company are granted share options in the Parent. The shares are subject to a ten year vesting schedule and are payable in cash. The Company has a payable to its Parent for accumulated share options compensation of $724,447 as of December 31, 2025.

Reimbursed Expenses
CRSHK at times will pay for expenses on the Company's behalf, including but not limited to travel, and other general and administrative expenses. The Company has a payable to the affiliate for $351,055 as of December 31, 2025.

Transfer Pricing
As of December 31, 2025, the Company had a receivable from CRSHK of $42,340 which is netted against the payable to the affiliate in the Statement of Financial Condition.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the

conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

8. EMPLOYEE BENEFIT PLAN

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the IRC.

9. RISKS AND UNCERTAINTIES

The Company in the normal course of business has been named as a defendant in various matters. The Company's management, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition.

10. SUBSEQUENT EVENTS

The Company's Parent contributed $1.5 million on February 4, 2026. No other events or transactions subsequent to December 31, 2025 through the date this financial statement was available for issuance have occurred that would require recognition or disclosure in this financial statement.